June 25, 2025

XU Tao
Chief Financial Officer
KE Holdings Inc.
Oriental Electronic Technology Building
No. 2 Chuangye Road, Haidian District
Beijing 100086
People   s Republic of China

       Re: KE Holdings Inc.
           Form 20-F for the fiscal year ended December 31, 2024
           File No. 001-39436
Dear XU Tao:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2024
Notes to Consolidated Financial Statements
2. Significant Accounting Policies
2.2 Basis of preparation
Changes in Presentation, page F-21

1. We note your disclosure that you elected to change the presentation of certain cash flows on your Consolidated Statements of Cash Flows, specifically the changes associated with customer deposits payable and payable related to escrow accounts services from operating activities to financing activities. Please clarify for us how you determined these items are related to financing activities. Within your response, please refer to ASC 230.
 June 25, 2025
Page 2

2.22 Revenue recognition
Contract Balances, page F-37

2. We note the line item for customer deposits payable on your Consolidated Balance
       Sheets. Please address the following:
           Please clarify for us and in future filings the nature of this line item.
           Please clarify for us if such line item is a contract liability. In your response, please tell us how you came to your determination. Please reference ASC 606 within your response.
           To the extent such line item is a contract liability, please tell us how you complied with the disclosure requirements of paragraphs 8-11 of ASC 606-10-50.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Haiping Li